RATIO OF EARNINGS TO FIXED CHARGES                                                                                  EXHIBIT 12
( in thousands )                                                       Three months ended                  Six months ended
                                                                            June 30,                            June 30,
                                                                     1997             1996              1997             1996

EARNINGS AS DEFINED:
Earnings from operations before income taxes after
     eliminating undistributed earnings of 20%- to
     50%-owned affiliates                                        $   67,896       $   52,673        $  121,993       $   89,042
Fixed charges excluding capitalized interest and
     preferred stock dividends of majority-owned
     subsidiary companies                                             3,430            3,095             6,859            5,325

Earnings as defined                                              $   71,326       $   55,768        $  128,852       $   94,367

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of
     debt issue costs                                            $    2,484       $    2,224        $    5,050       $    3,637
Interest capitalized                                                    218              226               421              409
Portion of rental expense representative
     of the interest factor                                             946              871             1,809            1,688
Preferred stock dividends of majority-owned
     subsidiary companies                                                20               20                40               40

Fixed charges as defined                                         $    3,668       $    3,341        $    7,320       $    5,774

RATIO OF EARNINGS TO FIXED CHARGES                                    19.45            16.69             17.60            16.34